                                                  February 14, 2011

Andri Boerman
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NW
Washington D.C.  20549

RE:           Oncologix Tech Inc.
P.O. Box 8832
Grand Rapids, MI  49518-8832

Dear Ms. Boerman:

We respond as follows to your letter of February 7, 2011.

Form 8-K dated September 9, 2010 filed September 14, 2010

1.           We have re-filed Amended Form 8-K to correctly tag the filing under Item 4.01 instead of Item 9.01.

Form 10-K for Fiscal Year Ended August 31, 2010

2 – 4.           We have revised and amended our disclosures in our Annual Report on Form 10-K to include the information required by Items 307, 308(a)(3) and 308(c) of Regulation S-K.  The portion of our Annual Report that has been revised is attached to this letter as Exhibit 1.   We have also revised and amended our disclosures in our Quarterly Reports on Form 10-Q for the for the periods ended November 30, 2009, February 28, 2010 and May 31, 2010 to include the information required by Items 307, 308(a)(3) and 308(c) of Regulation S-K.

5.           In future filings, we will revise our certifications to present them in the exact from as set forth in Item 601(b)(31) of Regulation S-K.  A copy of the revised certification for both the year ended August 31, 2010 and the quarter ended November 30, 2010 are attached hereto as exhibits 2 and 3.

Form 10-Q for the quarterly period ended November 30, 2010

6 - 7.           We have revised and amended our disclosures in our Quarterly Report on Form 10-Q to include the information required by Items 307, 308(a)(3) and 308(c) of Regulation S-K.  The portion of our Quarterly Report that has been revised is attached to this letter as Exhibit 4.  We have also revised our disclosures about management’s conclusion of the effectiveness of our controls and procedures for our Quarterly Reports on Form 10-Q for the quarters ended November 30, 2009, February 28, 2010 and May 31, 2010.

In connection with your letter of February 7, 2010, we hereby make the following statements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                                      Sincerely,

                                                                                                                      ONCOLOTGIX TECH, INC.

                                                                                                                      /s/  Anthony Silverman
                                                                                                                             Anthony Silverman, President

EXHIBIT 1

ITEM 9A. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of disclosure controls and procedures (as defined by Exchange Act Rule 13a-15(e)) as of August 31, 2010, pursuant to Exchange Act 15a-15.  Based upon that evaluation, or Principal Executive Officer along with our Principal Financial Officer concluded that our disclosure controls and procedures are not effective as of August 31, 2010.  A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s interim financial statements will not be prevented or detected on a timely basis.

Management’s Report on Internal Control Over Financial Reporting

In performing the above-referenced assessment, our management identified the following material weaknesses:
•	We have a lack of a functioning Audit Committee since there is a lack of independent directors. Currently our Board of Directors acts as the Audit Committee.

•	There is an inadequate segregation of duties consistent with control procedures as a result of one current employee, currently our principal financial officer.

Our management believes the weaknesses identified above have not had a material effect on our financial results.  Our present management will have to address the lack of independent members on our Board of Directors and Audit Committee and identify an “expert” for the Audit Committee to advise other members as to correct accounting and reporting procedures.

We have written internal control policies in place to address the inadequate segregation of duties including a complete review of all cash receipts and cash disbursements by our principal executive officer on a monthly basis.

We will continue to strive to correct the above noted weaknesses in internal control once we have adequate funds to do so.  Appointing independent members and using the services of an expert on the Audit committee will improve the overall performance of our Audit Committee.  With the addition of other Board Members and staff, the segregation of duties issue will be addressed and will no longer be a concert to management.  We will continue to update our written policy manual outlining our control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the three months ended August 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

EXHIBIT 2.
EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
 PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

           I, Anthony Silverman, certify that:

(1)
I have reviewed this report on Form 10-K and all reports on required to be filed in respect of the period covered by this report on Form 10-K of Oncologix Tech, Inc. (the “Exchange Act periodic reports”);

(2)
Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others with these entities, particularly during the period in which this Report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (i.e., the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:           November 29, 2010

By:   /s/  Anthony Silverman
               Anthony Silverman
               Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
 PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael A. Kramarz, certify that:

(1)
I have reviewed this report on Form 10-K and all reports on required to be filed in respect of the period covered by this report on Form 10-K of Oncologix Tech, Inc. (the “Exchange Act periodic reports”);

(2)
Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others with these entities, particularly during the period in which this Report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (i.e., the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weakneses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect there registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:           November 29, 2010

By:  /s/  Michael A. Kramarz
               Michael A. Kramarz
               Chief Financial Officer

EXHIBIT 3
EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
 PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony Silverman certify that:

(1)	I have reviewed this Quarterly Report on Form 10-Q of Oncologix Tech, Inc.;

(2)
Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others with these entities, particularly during the period in which this Report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrants’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:           January 14, 2011

By:  /s/  Anthony Silverman
              Anthony Silverman
              Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL  FINANCIAL OFFICER
 PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael A. Kramarz, certify that:

(1)	I have reviewed this Quarterly Report on Form 10-Q of Oncologix Tech, Inc.;

(2)
Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others with these entities, particularly during the period in which this Report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control registrant’s ability to record, process, summarize and report financial information; andover financial reporting which are reasonably likely to adversely affect the

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:           January 14, 2011

By:   /s/  Michael A. Kramarz
Michael A. Kramarz
Chief Financial Officer

EXHIBIT 4.

ITEM 4T. Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of disclosure controls and procedures (as defined by Exchange Act Rule 13a-15(e)) as of November 30, 2010, pursuant to Exchange Act 15a-15.  Based upon that evaluation, or Principal Executive Officer along with our Principal Financial Officer concluded that our disclosure controls and procedures are not effective as of November 30, 2010.  A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s interim financial statements will not be prevented or detected on a timely basis.

Management’s Report on Internal Control Over Financial Reporting

In performing the above-referenced assessment, our management identified the following material weaknesses:

•	We have a lack of a functioning Audit Committee since there is a lack of independent directors. Currently our Board of Directors acts as the Audit Committee.

•	There is an inadequate segregation of duties consistent with control procedures as a result of one current employee, currently our principal financial officer.

Our management believes the weaknesses identified above have not had a material effect on our financial results.  Our present management will have to address the lack of independent members on our Board of Directors and Audit Committee and identify an “expert” for the Audit Committee to advise other members as to correct accounting and reporting procedures.

We have written internal control policies in place to address the inadequate segregation of duties including a complete review of all cash receipts and cash disbursements by our principal executive officer on a monthly basis.

We will continue to strive to correct the above noted weaknesses in internal control once we have adequate funds to do so.  Appointing independent members and using the services of an expert on the Audit committee will improve the overall performance of our Audit Committee.  With the addition of other Board Members and staff, the segregation of duties issue will be addressed and will no longer be a concert to management.  We will continue to update our written policy manual outlining our control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the three months ended November 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.